13013437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corby Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, 6th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Bettencourt 617-406-0209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/7/13

OATH OR AFFIRMATION

I, Elizabeth Bettencourt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby Capital Markets, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KEVIN J. BROSNAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 10, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

INDEPENDENT AUDITORS' REPORT

Certified Public Accountants

To the Board of Directors and Stockholders of
Corby Capital Markets, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Corby Capital Markets, Inc. (the "Company") as of December 31, 2012, and the related statements of operations and accumulated deficit, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2013

CORBY CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$ 42,460
Cash, clearing organization	678,179
Deposit with clearing organization	50,000
Interest receivable	2,875
Investment securities	1,477,559
Prepaid expenses and other assets	55,574
Due from related party	10,260
Property and equipment, net	29,365
Notes receivable - related party	106,189
Deferred income taxes	248,600
	$ 2,701,061

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to clearing organization	$ 1,754,729
Accounts and other payables	5,654
Accrued expenses	21,910
Note payable	47,345
	1,829,638
Stockholders' equity:	
Preferred stock	330,221
Common stock	9,601
Additional paid-in capital	983,950
Accumulated deficit	(154,149)
	1,169,623
Treasury stock, 197,500 shares, at cost	(298,200)
Total stockholders' equity	871,423
	$ 2,701,061

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
Year Ended December 31, 2012

Revenues:		
Principal transactions	$	1,429,575
Commissions		7,511
Interest and dividends		61,909
		1,498,995
Expenses:		
Employee compensation and benefits		1,136,027
Operating expenses		403,822
Floor brokerage, exchange and clearing fees		131,290
Communications and data processing		147,264
Interest		5,325
		1,823,728
Net loss before provision for income taxes		(324,733)
Provision for income taxes		3,188
Net loss		(327,921)
Retained earnings at beginning of year		196,887
Less: Dividends paid		(23,115)
Accumulated deficit at end of year	$	(154,149)

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(327,921)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		8,303
Unrealized gain on investments		(14,647)
Changes in operating assets and liabilities:		
Cash, clearing organization		(255,153)
Investment securities		(668,411)
Prepaid expenses and other assets		31,229
Due from related party		3,889
Payable to clearing organization		1,231,038
Accounts and other payables		(34,447)
Accrued expenses		(39,197)
Net cash used for operating activities		(65,317)
Cash flows from investing activities:		
Purchase of property and equipment		(1,167)
Notes receivable - employee repaid		43,000
Notes receivable - related party repaid		2,871
Net cash provided by investing activities		44,704
Cash flows from financing activities:		
Repayment of note payable		(23,055)
Dividends paid to stockholders		(23,115)
Net cash used for financing activities		(46,170)
Net decrease in cash		(66,783)
Cash, beginning of year		109,243
Cash, end of year	$	42,460
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	5,325
Corporate taxes	$	3,200

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Note 1 **Organization and nature of business**

Corby Capital Markets, Inc. (the "Company"), a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Securities Investor Protection Corporation ("SIPC") and Financial Industry Regulatory Authority ("FINRA").

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company recognizes revenue from the following primary sources: (1) principal transactions and (2) commissions. Revenue from principal transactions represents realized and unrealized gains (losses) from trading securities. Revenue from principal transactions is recognized on the settlement date. Commission revenues represent amounts received for brokering security transactions and are recorded on a trade-date basis.

Customer accounts
The Company's customer accounts are carried on the books of National Financial Services Corporation ("NFSC"), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Investment securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards. Realized gains or losses are computed based on specific identification of the securities sold and are included in revenue. Security transactions are recorded on a trade date basis.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated by the straight-line method using estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Deferred income taxes
The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Note 2 **Summary of significant accounting policies (continued)**

Deferred income taxes (continued)
Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company's income tax filings are subject to audit by various taxing authorities. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in preparing these financial statements include those used in determining the valuation allowance for the deferred tax asset.

Fair value
Accounting standards provide a common definition of fair value and establish a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The Company's financial assets reflected in the financial statements at fair value include its investment securities (see Notes 3 and 12).

CORBY CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Note 2 **Summary of significant accounting policies (continued)**

Subsequent events
The Company has evaluated subsequent events through February 25, 2013, which is the date the financial statements were available to be issued.

Note 3 **Investment securities**

Original cost and market values of debt securities at December 31, 2012 are as follows:

	Cost	Market Value	Unrealized Gain
Debt Securities -			
Municipal Bonds	$ 1,462,912	$ 1,477,559	$ 14,647
Equity			

Revenue from principal transactions for the year ended December 31, 2012 includes $14,647 in unrealized gain on trading securities held at December 31, 2012.

Note 4 **Property and equipment**

At December 31, 2012, property and equipment consisted of the following:

	Estimated Useful Life	Amount
Furniture and fixtures	5 and 7 years	$460,456
Computer and telephones	5 years	129,183
		589,639
Less accumulated depreciation		560,274
		$ 29,365

Depreciation expense for the year ended December 31, 2012 was $8,303.

Note 5 Deposit with clearing organization

The Company contracted with National Financial Services LLC ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $50,000.

Note 6 Note payable

During the year ended December 31, 2011, the Company reached an agreement in principle with FINRA to resolve an enforcement action against the Company for a violation concerning the Municipal Securities Rulemaking Board (MSRB). In connection with this agreement, during 2011 the Company issued a note payable for $75,000. This note is being paid in monthly installments of $2,300 and is accruing interest at 6.25% per annum. The final payment is due in October 2014. Principal payments amount to $25,360 and $21,985 during the years ending December 31, 2013, and 2014 respectively.

Note 7 Retirement plan

The Company sponsors a 401(k) and profit sharing plan covering all eligible employees. The plan allows participants to defer a portion of their salary, subject to the Internal Revenue Code. Company contributions to the plan are discretionary and the Company has the right to amend, modify or terminate the plan. The Company did not contribute to the plan during the year ended December 31, 2012.

Note 8 Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets, life insurance policies, and net operating loss carryforwards for federal and state purposes.

Note 8 **Income taxes (continued)**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012 are as follows:

	Amount
Deferred tax liabilities:	
Depreciable assets and life insurance policies	$ (45,200)
Deferred tax assets:	
Net operating loss	574,500
Less valuation allowance	(280,700)
Deferred tax asset	293,800
Net deferred tax asset	$ 248,600

The net deferred tax asset (liability) is comprised of:

Federal	$ 253,500
State	(4,900)
	$ 248,600

The provision for income taxes consisted of the following for the year ended December 31, 2012:

State:	
Current	$ 3,188

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. There was an increase in the valuation allowance amounting to $164,900 for the year ended December 31, 2012.

The Company has available net operating loss carryforwards of approximately $1,420,000 for federal and $690,000 for state tax purposes. The federal net operating losses can be used to offset future taxable income and expire on various dates through December, 2032. The state net operating losses can be used to offset future taxable income and expire on various dates through December, 2017.

Note 9 **Commitments and contingencies**

The Company leases its corporate office premises under a non-cancellable operating lease, as amended, which commenced on October 14, 2010 and expires on October 31, 2015 with annual fixed rent of $102,114 payable in monthly installments of $8,510. In addition to monthly rent, the Company is responsible for its share of real estate taxes and operating expenses. Rent expense charged to operations for the year ended December 31, 2012 was $60,591, net of the amount charged to Corby Asset Management, LLC, a related party (see Note 13).

Future minimum lease payments, excluding real estate taxes and operating expenses, under the operating lease for the years ending after December 31, 2012 are as follows:

Year Ending December 31,	Amount
2013	$ 102,114
2014	102,114
2015	85,095
	$ 289,323

Note 10 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital balance and requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $335,096 which was $235,096 in excess of its required net capital. The company's net capital ratio was 36%.

Note 11 **Stockholders' equity**

Common stock

At December 31, 2012, the Company had 1,300,000 shares of $0.01 par value common stock authorized, 1,022,634 shares issued and 825,134 shares outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The Company did not declare any dividends during the year ended December 31, 2012. All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a price determined in accordance with the stockholders agreement.

Note 11 **Stockholders' equity (continued)**

Preferred stock
At December 31, 2012, the Company had 330,221 shares of $1.00 par value, 7% preferred stock authorized, issued and outstanding. The Company paid dividends of $23,115 for the year ended December 31, 2012.

Voting
Each holder of outstanding shares of the common stock shall be entitled to one vote per share. The holders of preferred stock shall not be entitled to voting rights. There is no cumulative voting.

Dividends
Dividends on preferred stock, when declared by the Board of Directors, shall be in preference to the common stock and shall accrue on a cumulative basis at a rate of 7% per annum, payable semi-annually. Dividends on common stock may be declared by the Board of Directors, and shall only be paid once the semi-annual dividend, and all dividends in arrears are paid on preferred stock. The Board of Directors declared $23,115 of dividends on the preferred stock for the year ended December 31, 2012 of which $1,927 remained unpaid and included in accrued expenses on the accompanying statement of financial condition as of December 31, 2012. No dividends were declared on the common stock for the year ended December 31, 2012.

Liquidation preference
In the event of a liquidation, dissolution or winding-up of the Company, the holders of preferred stock shall be entitled to receive, in preference to common shareholders, payment of the par value of the preferred shares held by them, plus all accrued but unpaid dividends. After payment of all preferential amounts, holders of common stock shall be entitled to receive the remaining funds.

Put option
Any stockholder shall have the right to offer to the other stockholders all, but not less than all, of the shares owned by them. The purchase of such shares by the other stockholders shall be pro rata to their holdings of shares at that time. If the other stockholders decide not to purchase the shares, the stockholder shall have the right to sell to the Company all, but not less than all, of the shares at a price to be determined in accordance with the stockholders agreement.

Note 11 **Stockholders' equity (continued)**

Stock Option Plan

During 1996, the Company's stockholders approved the 1996 Stock Option Plan (the "Plan") that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the Plan, options granted may be either incentive stock options or nonqualified stock options.

The Plan currently reserves 200,000 shares of common stock for grants and provides that the term of each award be determined by the Board of Directors charged with administering the Plan. The exercise price, determined by the Board of Directors, for incentive and nonqualified stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant. No stock options were outstanding as of December 31, 2012.

Note 12 **Fair value measurements**

The Company has adopted fair value reporting for certain financial assets and liabilities recognized or disclosed in the financial statements on a recurring basis (at least annually). Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note 12 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial assets at December 31, 2012:

Financial Asset	Fair Value	Level 1	Level 2	Level 3
Investment securities	$1,477,559	$1,477,559	$ -	$ -

The investment securities measured using level 1 inputs are valued based on readily available market prices (see Note 3).

Note 13 **Related party transactions**

Due from related party
In 2006, certain stockholders of the Company, along with others, formed Corby Asset Management, LLC ("CAM"). CAM provides investment strategies and advice to clients. The Company and CAM have entered into an agreement whereby the Company pays certain shared expenses and is reimbursed quarterly. During the year ended December 31, 2012, the Company paid shared expenses of $71,530. The amount due from CAM under the cost sharing agreement totaled $10,260 as of December 31, 2012.

Notes receivable from related party
During 2006 the Company granted CAM an unsecured note receivable for $100,000. The note bears interest at 6% per annum, payable monthly, and had an original due date of December 1, 2009. The maturity date of the note, as amended, was extended to December 1, 2014. As of December 31, 2012, the amount due from CAM under the note agreement was $75,000, and interest earned on the note for the year ended December 31, 2012 was $4,500.

On June 23, 2009, the Company issued CAM an unsecured promissory note in the amount of $25,000. The note receivable bears interest at 5% per annum, payable monthly, with unpaid principal due on June 23, 2014. The balance due under the note agreement was $25,000 as of December 31, 2012. Interest income of $1,250 was earned on the note for the year ended December 31, 2012.

On December 1, 2011, the Company issued CAM an unsecured promissory note in the amount of $9,060. The note bears interest at 5% per annum and is repayable in 36 monthly installments of $272 including interest, with the final payment due in December 2014. The balance due under the note agreement was $6,189 as of December 31, 2012.

Note 13 **Related party transactions (continued)**

Notes receivable from related party (continued)
Interest receivable of $2,875 on the accompanying statement of financial condition represents interest due on the notes receivable from CAM as of December 31, 2012.

Note 14 **Concentration of credit risk**

The Company maintains its cash balances at high-quality financial institutions. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

Note 15 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k) (2) (ii).

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMETARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholders of
Corby Capital Markets, Inc.

We have audited the financial statements of Corby Capital Markets, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 18, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. The supplementary information contained on page 17 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information on pages 17 and 18 is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 17 and 18 is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2013

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CORBY CAPITAL MARKETS, INC.

SCHEDULE OF OPERATING EXPENSES
Year Ended December 31, 2012

Automobile lease	$	6,674
Contributions		1,160
Courier		974
Depreciation		8,303
Equipment lease		5,070
Insurance		10,027
Legal and professional fees		224,843
Licenses, fines and taxes		6,140
Office expense		14,201
Payroll services		15,224
Postage		139
Rent		60,591
Supplies		10,472
Travel and entertainment		35,050
Utilities		4,954
	$	403,822

CORBY CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2012

Net capital:					
Stockholders' equity			$	871,423	
Deductions and charges:					
Nonallowable assets:					
Interest receivable	$	2,875			
Prepaid expenses and other assets		34,312			
Property and equipment, net		29,365			
Due from related party		10,260			
Deferred income taxes		293,800			
Notes receivable - related party		106,189		476,801	
Net capital before haircuts on securities positions				394,622	
Haircuts on securities:					
Trading and investing securities:					
Debt securities		59,526		59,526	
Net capital			$	335,096	*
Aggregate indebtedness:					
Note payable			$	47,345	
Deferred income taxes				45,200	
Accounts payable and other payables				5,654	
Accrued expenses				21,910	
			$	120,109	
Computation of basic net capital requirement:					
Minimum net capital required			$	8,007	
Minimum dollar net capital required				100,000	
Net capital requirement				100,000	
Excess net capital			$	235,096	
Net capital less 120% of minimum dollar net capital required			$	215,096	
Percentage of aggregate indebtedness to net capital				35.84%	

* The net capital as reported in the Company's part IIA (unaudited) focus report agrees to the audited net capital as reported above. As such, no reconciliation is necessary at December 31, 2012.

SAMET

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Corby Capital Markets, Inc.

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2013

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2012

SAMET

SAMET

CORBY CAPITAL MARKETS, INC.

AGREED-UPON PROCEDURES

December 31, 2012

SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Corby Capital Markets, Inc.
10 High Street, 6th Floor
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Corby Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Corby Capital Markets Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Corby Capital Markets, Inc.'s management is responsible for the Corby Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sames & Company PC

Chestnut Hill, Massachusetts
February 25, 2013

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